SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For April, 2020
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

PUBLICLY-HELD COMPANY

Corporate Taxpayer ID (CNPJ/ME) 43.776.517/0001-80

Company Registry NIRE 35300016831

MATERIAL FACT

Companhia de Saneamento Básico do Estado de São Paulo – Sabesp (“SABESP” or “Company”), pursuant to CVM Instruction No. 358 of January 3, 2002, as amended, and CVM Instruction No. 622 of April 17, 2020, hereby informs its shareholders and the market that, considering the several impacts resulting from the new corona virus (“COVID-19”) and the protective measures recommended by Brazilian health authorities, in particular restrictions on travelling and public meetings, its annual general shareholders meeting, to be held on April 28, 2020, will be held exclusively by digital means (“AGM”).

Shareholders who wish to participate remotely in the AGM must access the digital platform Zoom, according to the rules described below.

In compliance with the instructions presented below, shareholders may vote on the matters described in the agenda (i) by submitting the Distance Voting Ballot (“DVB”) or (ii) via a digital platform  provided by the Company through the platform Zoom.

      I.        Extension of the deadline for the submission of the DVB directly to Sabesp

Sabesp will extend, on an exceptional basis, solely to this AGM, the deadline for submitting the DVB directly to the Company by Shareholders who have not yet sent their DVB by any of the options provided in the Management Proposal, released by the Company on April 3, 2020 (“Management Proposal”).

Therefore, shall be considered valid all the DVB sent directly to the Company through the e-mail sabesp.ri@sabesp.com.br until 16.00 a.m. of April 27, 2020, regardless of the deadline initially informed in the Management Proposal itself.

However, the seven-day advance deadline for the submission of the DVB to the custodians, if the shares are in central securities depository, or to the bookkeeper expired on April 22, 2020, therefore the shareholders who have not sent the Voting Form until such date may only do so by submitting it directly to the Company.

    II.        Remote Attendance at the AGM through the electronic system Zoom

The shareholders who wish to participate remotely, in real time, in the AGM must send the documents required for participation, as described in the Management Proposal, to the Company's e-mail – sabesp.ri@sabesp.com.br - until 16.00 am on April 27, 2020. The Company clarifies that, exceptionally, due to the COVID-19 pandemic: (a)  the proxy appointment referred in item 2 (ii) of the Management Proposal is exempt of being notarized; and (b) the hard copies of the documents shall be forwarded, within 20 days after the meeting, to the Company's Investor Relations Department, located at Rua Costa Carvalho, 300 - São Paulo - SP - CEP 05429- 900.

After analysing the referred documents the shares ownership, the Company will send the shareholder the access credentials and instructions for identification and usage of the digital platform.

In order to grant the safety of the AGM, the digital platform access will be restricted to the Company's shareholders or its representatives who are accredited within the anticipated period, under the terms of this material fact.

Shareholders who do not send the registration request within the deadline referred above (until 16.00 a.m. of April 27, 2020) will not be authorized to attend the AGM remotely.

The registered shareholders may participate in the virtual meeting, make their statements and vote through the provided platform through video and audio. Shareholders must keep their cameras on during the entire AGM in order to ensure the authenticity of communications.

Shareholders who have already sent their DVB may also register to participate in the AGM through the mentioned electronic system if they wish, whereas this request is made in the manner and within the period described in this material fact. In this case, if the shareholder wishes to vote on the AGM matters during the meeting, all voting instructions received in DVB identified under its CPF or CNPJ registration number will be disregarded.

In addition, the Company requests its shareholders to previously confirm the compatibility of their electronic devices with the system that will be used at the AGM and to access the platform 30 minutes in advance of the AGM. Shareholders wishing to participate in the AGM may send their questions regarding the digital platform’s access or its usage to the Company by the e-mail sustentacaoci@sabesp.com.br or by phone (11) 3388-8172.

The Company will not be held responsible for operational or connection problems that the shareholder may endure nor for any other possible issue that may hinder or preclude the shareholder participation in the AGM by electronic means due to incompatibility or faults of its electronic devices.

In accordance to paragraph 1, item II of article 21-C of CVM Instruction No. 481, of December 17, 2009 (“ICVM 481”), the entire AGM will be recorded and, pursuant to article 21-V, paragraph 1 of ICVM 481, the duly accredited shareholder who participates in the AGM through the electronic system will be considered as attending the AGM and signing its minute.

The necessary documents and information for participating and voting in the AGM, whether by the DVB or digitally, were made available to the shareholders, pursuant to Article 133 of Federal Law No. 6,404 and ICVM 481, and may be consulted on the Company's investor relations website (www.sabesp.com.br), as well as the Brazilian Securities and Exchange Commission (www.cvm.gov.br) and B3 S.A. - Brasil, Bolsa, Balcão (www.b3.com.br).

São Paulo, April 24, 2020.

Rui de Britto Álvares Affonso

Chief Financial Officer and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: April 28, 2020

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.